Exhibit (a)(1)(ix)

Form of CC Media Stock Option Exchange Program

Confirmation Form

Officer or Employee Name:

You recently elected to participate in the CC Media Stock Option Exchange Program. The table below shows your Eligible Options that were submitted for exchange and the Replacement Options that were granted (and permitted to be retained) in their place. Your individual Replacement Option Agreement will be mailed to you following the expiration of the Offer.

If you have any questions, please contact Penn King, Vice President, Total Rewards, at (210) 832-3488.

Eligible Options			Replacement Options
Option Grant Date	Shares Subject to Eligible Option	Exercise Price (per share)	Option Grant Date	Shares Subject to Replacement Option	Exercise Price (per share)
		$36.00			$10.00

(a)(1)(ix)-1